Exhibit 99.1

For immediate release Chennai, India, October 23, 2020

Sify reports Revenues of INR 5899 Million for

Second Quarter of FY 2020-21

EBITDA for the Quarter stood at INR 1189 Million

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter was INR 5899 Million, a growth of 2% over the same quarter last year.
•	EBITDA for the quarter was INR 1189 Million, an increase of 12% over the same quarter last year.
•	Profit before tax for the quarter was INR 414 Million, an increase of 48% over the same quarter last year.
•	Profit after tax for the quarter was INR 257 Million, an increase of 35% over the same quarter last year.
•	CAPEX during the quarter was INR 797 Million.
•	Cash balance at the end of the quarter was INR 4242 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “As the pandemic continues, Sify has shifted its focus from business continuity to business transformation. As our clients gain confidence in our ability to ensure their effective IT operations, they are increasingly turning to our Digital Services, seeking transformation capabilities to help them to further automate their operations in anticipation of the “new normal”. Our IT services infrastructure, network services, automation skillsets and knowledge of the evolving IT landscape has ticked the right boxes for clients as they evolve their IT capabilities.

The breadth of projects executed has helped Sify mature its Digital Services and is establishing us as a Digital Transformation Specialist with a full range of convergence capabilities”.

Mr. Kamal Nath, CEO, said, “During the quarter, we have witnessed the urgency among clients to adopt IT infrastructure models which would provide them the agility and flexibility to run their businesses remotely during crisis. Hybrid IT model built on hybrid cloud infrastructure is evolving as the way to go. Our “Cloud@core” model of products and services are completely aligned to the trend and is finding wide acceptance with customers who have realized the natural fitment of the model not only for digital optimization but also for digital transformation.”

Mr. M P Vijay Kumar, CFO, said, “Our people commitment and business continuity processes have ensured that operating performance continued to remain steady throughout this period of caution. We will be conservative in our operating spends, while we increase our Capex to support the anticipated demand for our data center and network infrastructure.

Cash balance at end of the quarter was INR 4242 Million”.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
	September	September	June
Description	2020	2019	2020

Revenue	5,899	5,807	5,259
Cost of Revenues	(3,647)	(3,650)	(3,103)
Selling, General and Administrative Expenses	(1,063)	(1,096)	(1,003)

EBITDA	1,189	1,061	1,153

Depreciation and Amortisation expense	(667)	(527)	(658)
Net Finance Expenses	(142)	(261)	(236)
Other Income (including exchange gain)	42	15	15
Other Expenses (including exchange loss)	(8)	(8)	(8)

Profit before tax	414	280	266
Income tax expense	(157)	(89)	(94)
Profit for the period	257	191	172

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	257	191	172
Add:
Depreciation and Amortisation expense	667	527	658
Net Finance Expenses	142	261	236
Other Expenses (including exchange loss)	8	8	8
Income tax expense	157	89	94
Less:
Other Income (including exchange gain)	(42)	(15)	(15)

EBITDA	1,189	1,061	1,153

BUSINESS HIGHLIGHTS

•     Revenue from Data Center centric IT Services grew 12% against the same quarter last year.

•     Segment-wise, revenue from Data Center Services, Cloud and Managed Services and Technology Integration Services grew 36%, 9% and 22% respectively, while revenue from Applications Integration Services fell by 37%.

•     Revenue from Network Centric Services fell by 8% over the same quarter last year.

•     Segment-wise, revenue from Data Connectivity Services grew 3% while revenue from the Voice business fell by 36%.

GROWTH DRIVERS

The pandemic has accelerated the primary growth drivers in the market for cloud adoption, led by digital initiatives and transformation. This trend is triggering movement of workloads from on-premise Data Centers to hyperscale Public Cloud and hosted Private Cloud in varied degrees, based on the digital objectives of the Enterprises. This results in transformation of the traditional network architecture, and transformation at the edge which connects the end user. The need for digital services like analytics, data lakes, IoT, etc are shifting the balance to adoption of hyperscale Public Cloud vs Private Cloud. Collectively, these trends are generating opportunities for full scale Cloud, DC and Network service providers with digital services skills.

KEY WINS

Highlights of our major wins in the quarter include:

•	Customers choosing Sify for migration of their on-premise data center to multi-cloud platforms like Cloudinfinit, AWS and Azure. They also entrusted Sify with management and security.
•	Customers choosing Sify as their DC Hosting partner as they embrace hybrid cloud strategy.
•	Customers choosing Sify as their multi-service Digital Transformation partner.
•	Customers choosing Sify as their Network Transformation and Management partner as they migrate to Cloud-ready network.

A consolidated summary of the key highlights during the quarter is noted below:

Data Center centric IT Services highlights include:

•	3 customers contracted to have their workload migrated from their on-premise DC to multi-cloud, including one of India’s oldest software majors, a leading fashion brand and one of the most established banks in India.
•	3 customers contracted for greenfield Cloud implementation; among them a leading automotive financial company, the mining subsidiary of one of India’s oldest MNCs and a Public Sector Steel and Wire company.

•	10 new customers signed up for multiple services like CDN, DRaaS, PaaS and IaaS from verticals such as IT, Manufacturing, Financial Services, Real estate, and Data Analytics.
•	6 major customers migrated from their on-premise Data Center to Sify DC. Among them were a subsidiary of the Central bank, a global content delivery major, the earlier mentioned automotive financial company, a mobility player, a private bank and an accredited insurance administrator.
•	2 customers signed up for multi-year complete Digital Transformation services to build and deploy new age Hybrid IT services, DC colocation services, Cloud services, Managed Network and Security services.
•	3 customers contracted Sify for Cloud managed services from IT and Business Processing verticals.

Network centric Services added 43 new customers in the quarter.

•	This quarter, Sify added an interconnect path to the cloud with the commissioning of Oracle Fast Connect.
•	In a major win for the IoT services, a major retail chain signed up for Energy management across their business.
•	Sify was contracted to build the on-premise and pan India SDWAN for the Central government’s payment gateway. Separately, a public sector non-life Insurance company, an IT major and a logistics player contracted with Sify for managed and secure SD-WAN services.
•	6 public and 1 private BFSI players, 8 institutions of higher learning and 7 manufacturing majors signed up for remote collaboration services.
•	An US MNC contracted Sify to build a contact center service to enhance their Enterprise service experience.
•	2 banks, a subsidiary of the Central bank and 2 private NBFCs contracted with Sify to expand their existing engagement for Information Security services.

About Sify Technologies

Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising the largest MPLS network, top-of-the-line DCs, partnership with global technology majors, vast expertise in business transformation solutions modelled on the cloud make it the first choice of start-ups, incoming Enterprises and even large Enterprises on the verge of a revamp, More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Security services and conduct their business seamlessly from more than 1600 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore.

Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2020, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations	20:20 Media

Mr. Praveen Krishna	Shiwei Yin	Nikhila Kesavan
Investor Relations & Public	+1-646-284-9474	+91 9840124036
Relations	Shiwei.Yin@grayling.com	nikhila.kesavan@2020msl.com
+91 44 22540777 (ext.2055)
praveen.krishna@sifycorp.com